SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

“América Móvil to acquire Verizon’s interest in Verizon Dominicana and Telecomunicaciones de Puerto Rico”

América Móvil, S.A. de C.V.(“América Móvil”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) today announced that it has entered into agreements with Verizon Communications Inc. (Verizon) to acquire Verizon’s 100% interest in Verizon Dominicana, C. por A. (Verizon Dominicana) for a purchase price of U.S.$2,062 million and a 52% interest in Telecomunicaciones de Puerto Rico Inc. (PRT) for a purchase price of U.S.$939 million.

Verizon Dominicana is the largest telecommunications service provider in the Dominican Republic with over 752 thousand wireline subscribers and 1.8 million wireless subscribers as of December 31, 2005. PRT is the largest telecommunications service provider in Puerto Rico with over 1.1 million wireline subscribers and 485 thousand wireless subscribers as of December 31, 2005. América Móvil has agreed with Verizon to extend an offer to all other PRT shareholders to purchase their shares at the same price per share paid to Verizon.

As separately announced today, a joint venture between Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil has entered into an agreement with Verizon to purchase Verizon’s equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV).

About América Móvil

América Móvil is the leading provider of wireless services in Latin America, with over 93.3 million wireless subscribers December 31, 2005. The company also provides wireline services to 2 million landlines as of December 31, 2005.

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2006

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer